UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary Results of Operations

• The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2020)	Previous Period (Second quarter of 2020)	Changes (%)	Year to Year Comparison (Third quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	47,308	46,028	2.78	45,612	3.72
	Year-to-date (“YTD”) Results	137,841	90,532	—	133,331	3.38
Operating Income	Quarterly Results	3,615	3,595	0.57	3,021	19.68
	YTD Results	10,231	6,615	—	9,475	7.97
Profit from Continuing Operations Before Income Tax	Quarterly Results	5,218	5,483	(4.83)	3,494	49.35
	YTD Results	14,401	9,183	—	11,704	23.04
Profit for the Period	Quarterly Results	3,957	4,322	(8.44)	2,744	44.18
	YTD Results	11,347	7,390	—	9,071	25.09
Attributable To: Controlling Interests	Quarterly Results	3,869	4,272	(9.44)	2,744	41.01
	YTD Results	11,235	7,367	—	9,170	22.53

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Third quarter of 2020)	Previous Period (Second quarter of 2020)	Changes (%)	Year to Year Comparison (Third quarter of 2019)	Changes (%)
Operating Revenue	Quarterly Results	29,406	29,398	0.03	29,115	1.00
	YTD Results	88,033	58,627	—	85,715	2.70
Operating Income	Quarterly Results	2,641	2,703	(2.32)	2,528	4.47
	YTD Results	7,923	5,282	—	8,337	(4.97)
Profit Before Income Tax	Quarterly Results	2,113	2,200	(3.95)	2,030	4.11
	YTD Results	9,198	7,085	—	11,822	(22.19)
Profit for the Period	Quarterly Results	1,584	1,686	(6.09)	1,611	(1.68)
	YTD Results	7,331	5,747	—	9,671	(24.19)

3. Source of Data	Data Provider	IR Group, SK Telecom
	Provided for	Analysts and Investors
	Date of Provision	November 5, 2020 / 4:30 p.m. (Seoul time)
	Location	2020 3Q Earnings Results Conference Call
	Organizing Team	IR Group, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision	• The preliminary results above have been prepared in accordance with International Financial Reporting Standards as adopted in Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: November 5, 2020